

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 17, 2007

Mr. George R. Bracken
Senior Vice President - Finance
National Beverage Corp.
One North University Drive
Ft. Lauderdale, FL 33324

> **Re: National Beverage Corp.**
> **Form 10-K for the Fiscal Year Ended April 29, 2006**
> **Filed July 28, 2006**
> **File No. 1-14170**

Dear Mr. Bracken:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended April 29, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 11

Net Sales, page 11

1.   Please define "allied case volume" and "branded case volume."

Consolidated Financial Statements, page 17

Notes to Consolidated Financial Statements, page 21

1. Significant Accounting Policies, page 21

2.   Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

Revenue Recognition, page 22

3.   It is our understanding that your sales policy does not permit the return of products once it has been accepted by the customer; and therefore, you do not have a valuation account for sales returns and allowances. If our understanding is correct, please disclose this in future filings.

Segment Reporting, page 23

4.   Please tell us how you determined that you have only one operating segment under the guidance in SFAS 131. Tell us whether you have concluded you have one operating segment under paragraph 10 of SFAS 131 or whether you have aggregated multiple operating segments based on criteria in paragraph 17 of SFAS 131. In doing so, specifically address why you do not believe each of your

four distribution channels, take-home, convenience, food-service and vending, are separate reportable segments. If you conclude that you have multiple reporting segments, please also revise your results of operations in MD&A. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131 in future filings.

5.   We note in your business section that you sell several types of products. Please revise your filing to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for the following product groups may be applicable:

- Flagship brands, including Shasta and Faygo
- Premium beverages, including Everfresh, Home Juice, Mr. Pure, La Croix, Mt. Shasta, Crystal Bay and ClearFruit
- Energy drinks and powdered beverage products including Rip It and PowerBlast Energy Fuel
- Other, including Ohana and St. Nick's

If you believe that other product categories are more appropriate, please advise.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief